Exhibit 99.1

Western Copper and Gold Announces Appointment of VP, Environmental and Community Affairs

VANCOUVER, BC, Sept. 27, 2021 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce the appointment of Shena Shaw as Vice President, Environmental and Community Affairs, effective October 1, 2021.  Ms. Shaw will be responsible for leading the environmental, permitting and community relations efforts for Western Copper and Gold and its wholly owned Casino Copper-Gold Deposit in Yukon, Canada (the "Casino Project").

Ms. Shaw is looking forward to supporting the Casino Project through the first ever Panel Review process in the Yukon. She has been managing projects and contributing to environmental assessments across the North for nearly 20 years. Her knowledge and advice will help the company make strategic and effective decisions when planning and implementing Indigenous and community consultation and engagement.

After graduating from the University of Victoria with a Bachelor of Arts in Anthropology focusing on First Nations Studies and Geography, Ms. Shaw joined the Yukon Chamber of Commerce with a role in supporting community-based entrepreneurship programs and services. A relocation to Yellowknife, NWT introduced her to the mining industry for the first time when she joined DeBeers Canada's Snap Lake Project. Following that she embarked on a lengthy career in environmental consulting in Yellowknife and Whitehorse, focusing on responsible development of resource extraction through the environmental assessment and Indigenous engagement processes of large-scale projects in the Yukon, NWT, Alaska and across Canada. Ms. Shaw participated in the consultation and socio-economic impact assessment work for the Kaminak Coffee Gold Project, Victoria Gold's Eagle Gold Project and the Casino Project, all based in the Yukon. She is deeply familiar with the Yukon Environmental and Socio-economic Assessment Act process and was involved in the Mackenzie Gas Project Joint Review Panel process in the NWT.

Dr. Paul West-Sells, Western's CEO, stated, "I am pleased to welcome Shena to the executive team at Western Copper and Gold. Her deep experience in First Nations and community relations, and her extensive environmental background will be critical as the Company pushes forward with a comprehensive engagement strategy with our First Nations and local communities of interest and towards the submission of an Environmental and Socio-Economic Statement as the next step towards permitting of the Casino Project."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, expected to become Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Paul West-Sells
President and CEO
Western Copper and Gold Corporation

SOURCE Western Copper and Gold Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2021/27/c1882.html

%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 07:59e 27-SEP-21